CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For the nine months ended July 31, 2009

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the period ended July 31, 2009 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of September 10, 2009, and compares its financial results for the period ended July 31, 2009 to the previous year.  This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended October 31, 2008 and 2007 and unaudited consolidated interim financial statements for the nine month period ended July 31, 2009.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, the timing, cost and nature of future anticipated exploration programs and metallurgical testing programs and pilot plant tests and the results thereof, discovery and delineation of mineral resources/reserves, statements regarding the completion of the sale of Pampa de Pongo and the anticipated receipt of the USD 88 million balance of the purchase price for Pampa de Pongo from Zibo Hongda Mining Co., Ltd., business and financing plans, business trends and future operating revenues.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, the failure of Hongda to obtain the required Chinese governmental approvals to proceed with the purchase, the determination by either the Company or Hongda not to proceed with the Pampa de Pongo purchase agreement and other risks and uncertainties identified herein under “Risk Factors”.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change and the reader is referred to the full discussion of the Company’s business contained in the Company’s disclosure filed with the Canadian securities regulatory authorities.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.  See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this MD&A or released by the Company in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to the SEC’s Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Accordingly, information contained in this MD&A contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This Management Discussion and Analysis reflects information available as at September 10, 2009.

RESULTS OF OPERATIONS

Background

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of interests in mineral properties, the securities of other junior natural resource exploration companies and cash.  The Company funds its operations primarily through the sale of its equity securities and the sale of interests in its mineral properties.  The mineral exploration business is very high risk (See “Risk Factors”).

Exploration Activities

Cardero is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron.  At the present time, it is focusing its activities in Mexico, Argentina, Peru and the state of Minnesota in the United States, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries.  The Company, through its subsidiaries, holds, or has the right to acquire interests in, mineral properties in these countries.  However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.  Cardero presently considers its material properties to be the Iron Sands Project (Peru), and the Pampa de Pongo Iron Project (Peru).

Property	Total Costs as of October 31, 2008	Total Costs to July 31, 2009	Estimated Fiscal 2009 Expenditures(1)
Iron Sands / Marcona, Peru	$7,071,620	$8,146,864	$3,200,000
Pampa de Pongo, Peru	$3,692,705	$ -	Note 2

Note:

1.

This amount represents the estimated exploration expenditures for fiscal year ending October 31, 2009.  Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.  In addition, the Company will need to raise the necessary funds to carry out such planned expenditures, as it does not currently have the necessary funds to do so.

Note       2

The Company has agreed to sell this property to Zibo Hongda Mining Co., Ltd., a subsidiary of Nanjinzhao Group Co., Ltd. and therefore does not plan on incurring any further material expenditures on this property.

During the quarter ended July 31, 2009 and to September 10, 2009, the Company was primarily focussed on metallurgical testing with respect to the Pampa el Toro Iron Sands property.

Material Mineral Properties

Peru - Pampa de Pongo Iron Property

On October 24, 2008, the Company and its Peruvian subsidiary, Cardero Hierro Del Peru, S.A.C. (“Cardero Peru”) entered into an agreement (the “Sale Agreement”) with Nanjinzhao Group Co., Ltd., (“Nanjinzhao”), a private Chinese enterprise located in Zibo City, Shandong Province, PRC, whereby the Company and Cardero Peru agreed to sell the Pampa de Pongo property (“Property”) to Nanjinzhao for USD 200 million, subject to the waiver by Rio Tinto Mining and Exploration, S.A.C. (“Rio Tinto”) of their right of first refusal in respect of the majority of the mining rights comprising the Property.  The Sale Agreement required an initial deposit of USD 10 million, payable on or before March 17, 2009, with a final payment of USD 190 million due on or before September 17, 2009.  During the initial three month period, Nanjinzhao was to obtain the appropriate Chinese governmental consents to the transaction.  The Property will be transferred to a Peruvian subsidiary of Nanjinzhao once the USD 10 million deposit has been received.  The Sale Agreement permits the Company to decline to proceed with the transaction at any time prior to the receipt of the final payment, provided that, if such decision is made at any time after the initial USD 10 million deposit has been paid, the Company is required to return the deposit and pay Nanjinzhao an additional USD 20 million as a break-up fee.  Upon repayment of the deposit (and break fee, if required), the Property will be retransferred to Cardero Peru.  Rio Tinto elected to waive its right of first refusal in respect of the sale of the Property to Nanjinzhao under the Sale Agreement on December 17, 2008.

The Company has agreed to pay a finder’s fee to an arm’s length private company in consideration of the finder introducing the Company to Nanjinzhao and providing ongoing advice in the negotiations.

On February 10, 2009, at the request of Nanjinzhao and in consideration of the payment by Nanjinzhao to Cardero Peru of the sum of USD 2.0 million (to be applied against the balance of the purchase price due on September 17, 2009 - which therefore reduced by that amount), the Company authorized Nanjinzhao to immediately commence engineering drilling on the Property under the existing drilling permit, in order to facilitate the timely collection of engineering and geotechnical data essential for the development permitting process.  Payment of the USD 2 million advance did not trigger the “break fee” provisions of the Sale Agreement.

On April 3, 2009, Nanjinzhao, with the consent of Cardero and Cardero Peru, assigned its interest in the Sale Agreement, and its right to purchase the Property, to a subsidiary, Zibo Hongda Mining Co., Ltd.

On May 20, 2009, the Company, Cardero Peru and Hongda agreed to amend the provisions of the Sale Agreement.  Hongda had requested a purchase price reduction due to difficult global economic conditions that have significantly adversely impacted iron ore prices.  Following negotiations, Cardero and Cardero Peru agreed to revise the final sale price to USD 100 million (of which USD 2 million has already been paid).  Accordingly, on May 21, 2009 Hongda paid the required USD 10 million deposit to Cardero Peru, which deposit is non-refundable unless either (i) Cardero terminates the Sale Agreement or (ii) Rio Tinto exercises its right of first offer (due to the new lower purchase price, pursuant to its right of first offer Rio Tinto has another 45- day period (expires on July 9, 2009) to match the revised terms).  Rio Tinto subsequently declined to exercise its right of first offer.

The balance of the purchase price of USD 88 million is now due on the earlier of ten days after Hongda has received the necessary Chinese governmental approvals to proceed with the purchase and December 17, 2009.  The break-up fee payable by the Company, should it determine not to proceed with the transaction (whether due to a better offer or otherwise), remains at USD 20 million (plus repayment of the USD 10 million deposit).

On August 17, Hongda informed the Company that, while it had made significant strides towards completing its purchase of Pampa de Pongo, it would be unable meet the August 19, 2009 deadline to provide an irrevocable letter of guarantee from a senior Chinese bank guaranteeing the payment of the balance of the purchase price.  Hongda cited increased Chinese Central Government regulations and controls on foreign exchange – specifically, a new requirement for governmental approvals for overseas investments being secured prior to the granting of any bank guarantees for such investments.  Hongda also reported that it had encountered unforeseen delays in the incorporation of its Peruvian subsidiary company, to which title of the Pampa de Pongo project will be transferred.  However, both the Chinese and Peruvian governmental approval process to establish the new subsidiary have recently been completed, and the incorporation of the new subsidiary has now been finalized.  Accordingly, the Company is in the process of transferring title to the Pampa de Pongo tenures to the new Hongda subsidiary.  All other terms of the Pampa de Pongo sale agreement remain unchanged, with the balance of the purchase price of USD 88 million still being due on the earlier of 10 days after Hongda has received the necessary Chinese governmental approvals to proceed with the purchase and December 17, 2009.

Peru - Pampa El Toro Iron Sands Project

General

The Company’s Iron Sands project now comprises an aggregate of 21 concessions in two dune fields – Pampa el Toro and Carbonera.  Of these concessions, 16 (12,100 hectares in four areas) are owned 100% by the Company and 5 concessions (3,600 hectares in 2 areas) are held under option from an arm’s length private Peruvian company.  The Iron Sands project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine and the Company’s Pampa de Pongo iron deposit.  The primary focus of the Company’s work during the first quarter and to date has been the Pampa el Toro dune field.

During the quarter and to date the Company continued its metallurgical testing program, and also received the initial resource estimate for the Iron Sands Project.

Work to Date

The Pampa El Toro Iron Sands project has been ongoing since 2005 and is now in the advanced stages of feasibility work.  To date, the Company has completed processing and metallurgical work at various laboratories and scales, including SGS Lakefield (2005), Midrex (2005), Solumet/SGS (2006), Eriez (2006), Midrex (2006), Bateman Engineering (2006), Coleraine Minerals Processing Lab (CMRL, 2007-2009), the National Energy Technology Lab (2008-2009), Derrick Corporation (2009), J&H Equipment (2009), and the Colorado School of Mines (2009).  Percussion drilling of 122 drillholes has been completed.  The drilling covers an area of approximately 2,600 hectares, less than 17% of the current Cardero iron sand land-holding.  Surface sampling and subsequent percussion drillhole testing indicate that the overall magnetite content is relatively homogeneous (approximately 5% iron) particularly in the uppermost 30 metres.

The Company has completed construction and optimization of a pilot-scale magnetic separation plant at Pampa el Toro.  The plant consists of a primary separator drum, a secondary scavenger drum and a cleaner drum.  Virtually all magnetite reports to the first-pass magnetic concentrate.  The primary drum switches polarity during operation, which improves recovery of magnetic fraction.  The resulting magnetic concentrate grades 55.54% iron.  The final magnetic concentrate is classified by size-fraction (-80Mesh, +270 Mesh), resulting in a final grade of 65.1% iron.

Approximately 40mt from the nearly 60mt of iron ore concentrate produced during the Pampa el Toro pilot plant magnetic separation tests staged from April through June 2008 were shipped to a warehouse in Portland, Oregon for temporary storage.  The majority of this concentrate material was earmarked for processing into liquid hot metal.  The remainder of iron ore concentrate will be made available to equipment manufacturers (e.g., screen sizer manufacturers, mass flow & material handling system manufacturers, etc.) for the purpose of equipment design and performance guarantee tests.

Bench-scale melt testing was completed in January, 2009, and approximately 150 kilograms of high quality pig iron was successfully produced.  A research & development contract was entered into with Colorado School of Mines (“CSM”) in the second quarter of 2009 for the purpose of identifying and quantifying the operating parameters for the best technology route to be used in recovering vanadium and titanium contained in the melting test slag.  Slag produced from the bench-scale melting tests has already been sent to CSM, and characterization work has commenced.

In September 2008, a formal agreement was entered into with the U. S. Department of Energy (DOE)’s National Energy Technology Lab (NETL) located in Albany, Oregon (a U.S. government testing facility) to carry out extensive commercial-scale melting tests on PET concentrate.  A three phase melting test program was initiated with an end goal to produce a premium-quality pig iron product (96-98% iron, 2-4% carbon and less than 0.05% deleterious elements), along with a vanadium and titanium enriched slag.  The concentrate will be processed into liquid hot metal (molten iron) by means of a pilot-scale electric arc-based smelting furnace and cast into saleable iron ingots.  The melting test program includes agglomeration studies and testing, bench-scale smelting tests to establish operating parameters, and a large-scale smelting test intended to produce a significant quantity of pig iron product, which demonstrates steady state smelting operation and provides samples for examination by end-users.

Phase I (Complete) - The first phase of testing was oriented towards agglomerating the defined mix of iron ore concentrate, pulverized reductant and modifiers to make a sufficiently strong cold briquette.  Briquette strength was sufficient to resist breakage and abrasion expected during normal material handling in a commercial plant.  Sufficient quality cold briquettes have been made with a bench-scale briquetter.  A key result from this work was identification of a low-cost yet effective binder.

Phase II (Complete) - Bench-scale smelting of the cold briquettes in 50-kW melter was successfully undertaken during Phase II.  Knowledge gained from the bench scale tests has been incorporated in the large scale smelting test plan.

Phase III (Complete) - The pilot-scale smelting test was designed to run with the optimum briquette formulation in a 350-kW electric melter along with operating control parameters gleaned from the bench scale smelting test.  The goal for the pilot-scale smelting test was to demonstrate consistent melter operation, uniform hot metal quality and slag quality over an extended period of operation time.

The Company has now completed each Phase I, Phase II and Phase III of the program outlined above.  A portion of the Pampa El Toro concentrate was agglomerated, processed into liquid hot metal (molten iron) and cast into pigs in a total of ten bench-scale electric arc-based melting furnace tests.  A total of 128 kilograms of pig iron was produced.  The pig iron product was analyzed by XRF at NETL.  The knowledge gained from the bench scale tests were incorporated in the large scale smelting test.  The Phase III pilot-scale melting test was designed to run with the optimum briquette formulation along with operating control parameters gleaned from the bench-scale smelting test.  The pilot-scale melting test program underwent a permitting process that was completed in July 2009, with the actual pilot plant operation conducted thereafter in July 2009 and the final report is to follow.  The certified chemical analysis of the sulphur and carbon content of the pig iron was determined by Howmet Research Center (Whitehall, Michigan, USA).  The chemical analysis of the remaining elements of interest was determined at NETL by XRF.  NETL’s chemistry lab is not certified, so an alternate certified lab is being identified to verify these analytical results.  The optimum bench scale test (being test run No. 10 of the 10 bench-scale tests) was selected for subsequent larger pilot-scale testing. For test No. 10, the furnace was fed with 50.0 kg of iron ore and additional weights of reductant, slag, and binder and yielded 26.5 kg of pig iron and 11.7 kg of slag.  The following table shows the chemical analyses for the iron ore concentrate that was processed into pig iron and slag for test No. 10.  The Company considers that results from testing were positive and believes that product quality conforms to current industry use.

%	Fe2O3	MnO	SiO2	V	TiO2	Al2O3	CaO	MgO	Other	Total
PET iron ore	77.55	0.35	10.6	0.257	4.86	3.17	1.43	1.54	0.293	100

%	Fe	C	S	Mn	Si	Al	V	Ti	Other	Total
Pig Iron	96.90	2.61	0.085	0.050	0.070	0.020	0.20	0.018	0.047	100

%	Fe	C	S	Mn	SiO2	V	TiO2	Al2O3	CaO	MgO	Na2O	K2O
Slag	1.38	0.03	0.11	0.991	39.0	0.403	16.00	18.85	14.00	5.14	1.56	1.115

The large scale smelting test (Phase III) produced a large sample of slag, which has been sent to CSM for further testing and optimization for vanadium and titanium recovery for the commercial plant flow sheet.

Resource Estimate

The Company has received, from SRK Consulting (South Africa) Inc. (“SRK”) an initial resource estimate for the Iron Sands Project.  Indicated and inferred resources have been defined over an approximate area of 1,595 hectares (approximately 13% of the total 12,200 hectare Pampa El Toro concession area, Figure 1), and only to a nominal depth of 30 metres from surface, as follows:

Category	Volume m3	Tonnes	Fe2O3%	TiO2%	V (ppm)
Indicated	133,608,000	241,831,000	6.66%	0.72%	172 ppm
Inferred	348,000,000	629,881,000	6.48%	0.70%	166 ppm

Although a 30-metre cut-off depth was selected by SRK – as a conceptual mining depth to provide a 30-year life-of-mine (LOM) – drill testing of dune sand has been undertaken up to 60 metres depth in certain drillholes and has returned similar grades.

SRK generated a Mineral Resource Estimate based on the data supplied by the Company.  The effective date of the Pampa El Toro Resource Estimate Technical Report is 17 July, 2009.  No cut-off grade or capping has been applied to the resources due to the homogeneity of the grade.  Resources were classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards on Mineral Resources and Mineral Reserves.  The Resource Estimate was determined using 718 assay results (each representing 5 metre composite samples for the selected set of elements) from 112 drillholes.  The data was analysed and found to represent a single population of all elements.  There are strong correlations between the major economic elements (Fe2O3, TiO2, and V) that indicate a common genetic and depositional history.  This indicates that these elements are most likely contained within the same, or strongly associated, minerals.

The surface topography contours were used to generate a wireframe representation of the topography.  This surface was extrapolated vertically downwards by 30 metres, and used to constrain the depth extent of the Mineral Resource estimate.  The 30 metre cut-off depth was selected as a conceptual mining depth to provide a 30-year life-of-mine (LOM).  The dune sand has been analyzed to 60 metres below surface in certain drillholes and has been found to continue at similar grades, where such analysis was conducted.  This mineralization does not form part of the current Resource Estimate and further analysis would have to be conducted to verify the existence of continuous mineralization.

SRK generated and modeled experimental semi-variograms that indicate long range continuity in the major elements, but that also indicate a long range trend element within the deposit in a north-south direction.  Cross-validation tests conducted by SRK on the semi-variograms indicate that the modelled semi-variograms and the selected search neighbourhood parameters should provide robust estimates.  The assay and drillhole database and resource estimate was validated by SRK and found to be appropriate for the estimation of mineral resources.  SRK is not aware of any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues that would materially affect the mineral resources.

SRK created a block model with a block size equivalent to the nominal drillhole spacing of 250 metres horizontal (X and Y) directions, and 5 metres vertically.  The block model was rotated to approximately match the dip of the topographic surface, which coincided with the plane of best continuity.  In order to better model the volume and the topographic variations, the parent blocks were sub-divided into smaller blocks, with a minimum size in the X-Y plane of 6.25 metres by 6.25 metres.  The blocks were created to exactly match the intersection of the wireframe with the block center.  Only parent blocks were estimated.

The vertical (Z) continuity of mineralisation is significantly shorter than the lateral continuity, as would be expected from a deposit emplaced and reworked in thin sheets over time.  The search ellipsoid employed by SRK takes this into account using anisotropic search scaling, with the result that samples from adjacent boreholes are given a higher weighting than samples from the same borehole that occur above or below the block being estimated.  A minimum of four samples were required to estimate a block, and a maximum of 12 was used, to preserve some local variability in the grades.

The Company conducted the exploration program with a set of standard procedures, which aimed to monitor the quality of the sampling and assay results.  The standard procedures include submission of Certified Reference Materials to monitor the accuracy of the analyses, as well as the analysis of field and laboratory pulp duplicate samples to benchmark the sampling/sample splitting errors as well as the precision and repeatability of the analyses.  The quality control samples are checked before accepting the batch analytical results from the laboratory in order to control the quality of the data accepted in the exploration database.  The quality control samples indicate that there was no bias introduced in the samples splitting process, as field duplicates and pulp duplicates from the laboratory show very similar characteristics.  Analysis of the quality control sample results indicates that the analyses have been conducted to a high level of accuracy and precision, and are acceptable for use in Mineral Resource Estimation.

The Mineral Resources were classified on the basis of the confidence in the geological variation, the quality of the sampling and analytical results, drillhole spacing, and indicators of the quality of the estimation.  The central portion of the deposit, which is drilled on approximately 250 metre centres and has high quality estimates, was classified as an Indicated Mineral Resource.  The portion of the deposit surrounding this, drilled on approximately 500 metre centres and extending approximately 500 metres beyond the area drilled on 500 meter centres, is classified as an Inferred Mineral Resource.  A portion of the deposit in the north that is estimated to sufficient quality and drilled on approximately 500 metre centres was excluded from the Mineral Resource at the request of the Company because of permitting uncertainties.  Portions of the deposit that were estimated further than 500 metres from the 500 metre spaced drilling were also excluded from the Mineral Resources until further confirmatory work is completed to confirm the grades of the material.

Mr. Mark Wanless, P. Geo, of SRK Consulting (South Africa) Inc., and a qualified person as defined by National Instrument 43-101, is responsible for all aspects of the mineral resource estimate for Pampa el Toro as outlined in this MD&A.  Mr. Wanless is a resource geologist with over 13 years of experience, including considerable experience in mineral resource estimations, who has worked with clients to advance their projects from exploration through to basic engineering.  Both Mr. Wanless and SRK are independent of the Company under 43-101.

Future Work

The Company intends to complete the metallurgical test program presently underway, and believes that as the results of this testing will add significant value in terms of potential high-quality pig-iron and titanium-vanadium co-products.  However, the ability of the Company to proceed with further work beyond the metallurgical testing program at the Iron Sands Project is dependent upon the Company being able to either raise the additional financing required to do so or to secure a partner to move the project forward.  At the present time, the Company does not have sufficient funding to proceed, nor has it secured a partner, and there can therefore be no assurance that it will be able to do so.

Other Mineral Projects

Mexico

Baja IOCG

The Company has reviewed the Baja IOCG project and is currently making plans to re-commence drilling in the fourth quarter of calendar 2009.  The details of the drill program are in the early stages of planning and will be reviewed by technical management in the coming weeks.  The current plan is to further drill test the San Fernando system, where previous drilling by the Company intersected several mineralized zones including:

-

218 metres @ 0.1% copper & 21% iron (including 18 metres @ 0.54% copper and 0.06 g/t gold)

-

280 metres @ 0.2% copper & 19% iron (including 31 metres @ 0.96% copper and 0.07 g/t gold and 20 metres @ 0.42% copper and 0.03 g/t gold)

-

261 metres @ 0.24% copper & 17% iron (including 47 metres @ 0.74% copper and 0.06 g/t gold)

The Baja IOCG project was reviewed in August 2008 by a structural consultant, who spent 3 weeks in the field mapping and reviewing core.  A structural approach to the interpretation of the extensive IOCG mineralization system at San Fernando has outlined several areas which have the potential for the generation of copper-rich ore bodies.  A series of prospective targets and drill recommendations have been defined on the basis of the new structural map, surface indications of mineralization from outcrop, geochemistry and a review of other geological data (such as host rock favourability), previous drilling and geophysics.  The capacity to generate a bulk tonnage copper deposit in several of the areas is based on conceptual modelling of structural duplexes, which has good support both locally and regionally.  These particular areas represent the best potential for an economic deposit in the San Fernando IOCG system.  The two highest priority targets are new structural interpretations associated with the ‘San Fernando Old Workings’ area, which has had one mineralized drillhole (SF-01), and the ‘El Gato Duplex’ system, which has not been drill tested.  A third high priority area is ‘San Fernando Central’, which is untested and may potentially link in with the San Fernando Old Workings structure.  A total of 12 holes (2,800 metres) are planned for the program.

The Company also plans to initiate new drill testing at San Jose and Santa Maria, two prospects that have already been mapped and targeted by in-house geologists.  At San Jose, a large induced polarization (IP) geophysical target, supported by soil and rock geochemistry, remains untested.  Four drillholes (1,150 metres) are planned for San Jose and two drillholes (500 metres) are planned for Santa Maria.

All drill permits for the foregoing planned programs are in place.  A drill contractor has been selected following a tender process and the contract is currently being reviewed by legal counsel.  The current plan is to commence drilling in mid to late October, 2009.  The Company has the funding required to complete the proposed work program.

Corrales and Santa Teresa Projects Option

Ethos Capital Corp. (“Ethos”), the TSXV listed capital pool company to which the Company has optioned its Corrales and Santa Teresa zinc-lead-silver projects in Mexico as a qualifying transaction, received TSXV acceptance to the transaction on July 17, 2009.  The Company understands that Ethos will be proceeding with the work program at Santa Teresa outlined in the Technical Report filed in support of its qualifying transaction (available on SEDAR).

Argentina

Organullo

The Organullo Project is located in the Salta Province of north-western Argentina in the central South American Andes mountain ranges approximately 18 kilometres by road south of San Antonio de Los Cobres.  The Company holds a 100% interest in the property, which covers approximately 6,100 hectares.

Earliest recorded work in the area of the Organullo property comes from reports of small-scale production from the Julio Verne mine during the 1930’s.  Mining activity centered on 2 high-grade sub-parallel veins with concentrates reported to average 12.5% bismuth and 8.2% copper, with gold ranging between 10 and 20g/t.  In 1994-1995 Triton Mining Corp. and Northern Orion Explorations, Ltd. jointly conducted a detailed surface sampling, mapping and prospecting campaign and completed a 17 hole, 3,295 metre reverse circulation (RC) exploration drill program.  This was followed with a 6 hole diamond drill program in 1997 and an additional 12 hole RC drill program in 1999 by Northern Orion.

Despite aggressive historic drilling, it appears that most holes were oriented parallel to mineralized structures and hence either missed completely the main target structure identified at the Julio Verne mine or provided intersections which may not be representative.  In addition, recoveries were apparently very poor due to loss of potentially mineralized clay rich zones and high groundwater saturation.  Potential to identify additional mineralization exists at depth below Julio Verne, along strike of known mineralization and along probable parallel structures which remain untested.

The Company’s 2 phase work program at Organullo commenced in August 2009.  In Phase I, a total of 228 samples were collected, described and analyzed by infrared-spectroscopy using a PIMA-II instrument.  The Organullo main ridge contains a 2.1 kilometre long, advanced argillic alteration zone and sericite alteration forms an approximately 6 kilometre long halo, both along a north-northeast-trend.  The alteration zones interpreted from field mapping and infrared-spectroscopic analyses suggests either a deep high sulphidation setting or an intermediate sulphidation setting.  Base-metal sulphides reported from Julio Verne mine support the intermediate sulphidation hypothesis.  Work is currently in progress to prepare a re-processed Aster image to highlight alunite, dickite, pyrophyllite, and sericite as separate alteration zones in order to identify additional exploration targets within and outside the Organullo project area.  A geophysical program is being formulated to help further define drill targets.  Subject to receipt of drill permits, a Phase II drill program is planned for the 4th quarter of 2009.  The Company has the funds required to complete the proposed program.

Los Manantiales Project

On December 3, 2008, Hochschilds Mining Holdings Limited terminated its option to acquire an interest in the project, and returned all interest in the property to the Company.  The Company is presently awaiting receipt of all the data generated by Hochschilds in connection with its activities on the property as required by the option agreement.  Upon receipt of the data, the Company will formulate a plan for the property, which will likely involve seeking a new optionee/joint venture partner.

Minas Pirquitas

The Company did not carry out any work on the Minas Pirquitas property during the quarter.  On July 17, 2009, the Company and Davcha Resources Pty. Ltd. finalized the formal agreement in connection with the option to Davcha to earn a 55% interest in the property.  Davcha is the operator.  The Company has been advised that Davcha has agreed to option its interest in the Minas Pirquitas property, and four other properties in the same region, to Artha Resources Corporation.  Neither Davcha nor Artha have advised as to the content or date of commencement of a work program at the Minas Pirquitas property.  Pursuant to the Cardero/Davcha agreement, Davcha is required to incur expenditures of USD 50,000 on or before July 14, 2010 and additional expenditures of USD 950,000 on or before July 14, 2013.

Peru

Amable Maria Copper/Uranium Project

The Company has relinquished its interest in the Amable Maria uranium/copper project.

United States

TiTac and Longnose Projects, Minnesota

The Company has commenced an initial work program at the Longnose and TiTac projects.  Work to date has included re-sampling to verify historical laboratory analysis, surveying and cleaning of previously existing local grids, negotiating to secure surface access rights and initiating the necessary permitting process.  It is proposed that historical drilling data from Longnose will be used to initiate a new, 43-101 compliant resource estimates aimed at defining inferred resources, and SRK Consulting have been retained to complete this work.  Additional drilling may be planned based on recommendations from SRK, following completion of the resource estimate.  A composite sample of TiTac mineralization was produced from riffle-split quarters of 103 samples of assay rejects.  The Company has retained a consultant to conduct preliminary metallurgical test work to concentrate the sample with density (table) and magnetic separation.

At this time the Company is unable to predict when the required permits may be received or when the drilling portion of the program might commence.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A other than with respect to the test work on the Pampa el Toro concentrate and the mineral resource estimate for Pampa el Toro.  Mr. Glen Hoffman MMSA QP, the President & CEO of Cardero Iron Ore Company Ltd. and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information with respect to the test work on the Pampa el Toro concentrate.  Neither Mr. Henderson nor Mr. Hoffman is independent of the Company, as both are employees and hold common shares and incentive stock options.  As noted above, Mr. Mark Wanless, P. Geo, of SRK Consulting (South Africa) Inc., and a qualified person as defined by National Instrument 43-101, is responsible for all aspects of the mineral resource estimate for Pampa el Toro as outlined in this MD&A.

The work programs at Pampa el Toro are designed by, and are supervised by, Mr. Henderson and Dr. S. Jayson Ripke, Cardero Iron Ore Management (USA) Inc.’s Vice President - Technical, who together are responsible for all aspects of the work, including the quality control/quality assurance program.  The metallurgical test work is designed and directly observed on site by Dr. Ripke, who is responsible for all on-site aspects of metallurgical testing and the quality control/quality assurance.

The work programs on the Company’s properties other than Pampa el Toro are designed and are supervised by Mr. Henderson, either alone or in conjunction with independent consultants.  Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the various project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in Mexico, Argentina, Peru and the United States.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which, with the exception of the Pampa de Pongo Iron and Pampa el Toro Iron Sands projects in Peru, are primarily early to advanced stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Other than the Pampa de Pongo Iron and Pampa el Toro Iron Sands projects in Peru, there is no known resource, and there are no known reserves, on any of the Company’s properties.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities.  No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited.  Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Fluctuation of Metal Prices:  Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The current dramatic downturn in the price of all commodities (other than gold) for which the Company is presently exploring is an example of a situation over which the Company has no control and materially adversely affects the Company in a manner that it may not be able to compensate for.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions, and any slackening of the demand in high demand countries, such as China and India, will materially adversely affect the prices of such commodities.  There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Recent Market Events and Conditions:  In 2007, 2008 and into 2009, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General Economic Conditions:  The recent unprecedented events in global financial markets have had a profound impact on the global economy.  Many industries, including the gold and base metal mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Insufficient Financial Resources/Share Price Volatility:  The Company has raised additional private placement financing, and generated some additional funding through the exercise of outstanding warrants and options in the fiscal year ended October 31, 2008 and in the nine months ended July 31, 2009 and to date.  However, the Company does not have sufficient financial resources to undertake all of its planned acquisition, exploration and development programs for the financial year ending October 31, 2009 and into the financial year ending October 31, 2010, and will need to raised additional funding (some of which has been recently provided through the sale of some of its holding of common shares of International Tower Hill Mines Ltd. and funds received from the sale of Pampa de Pongo).  In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements, sale of assets (including the completion of the sale of Pampa de Pongo) or some combination of these or other means.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis will likely result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  The Company’s priority is to maintain its Pampa de Pongo and Pampa el Toro projects (both of which have minimal holding costs during the financial year ending October 31, 2009).  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those reflected in its current financial statements.

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities.  In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.  As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all.  Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Concessions under Agreements:  The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  The Company does not presently have the financial resources required to make all payments and complete all expenditure obligations under its all of its various property acquisition agreements over their full term.  Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties.  There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Title Matters:  The acquisition of title to mineral concessions in Mexico, Peru and Argentina is a very detailed and time-consuming process.  Title to, and the area of, mineral concessions may be disputed.  While the Company has diligently investigated title to all mineral concessions in which it has an interest and, to the best of its knowledge, title to all such concessions is in good standing or, where not yet granted, the application process appears to be proceeding normally in al the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted.  Title to the concessions may be affected by undetected defects such as aboriginal or indigenous peoples’ land claims, or unregistered agreements or transfers.  The Company has not obtained title opinions for the majority of its mineral properties.  Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming.  It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty.  The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.  This is a particular problem in many areas of Mexico, Argentina and Peru, where blockades of access to the Company’s properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

No Assurance of Profitability:  The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties.  None of the Company’s properties are currently under development.  Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds.  The only present source of funds available to the Company is through the sale of its equity shares, short-term, high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Foreign Countries and Political Risk:  The Company’s principal properties are located in Peru, Argentina, Mexico and the United States where mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Exploration and Mining Risks:  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentine pesos and Peruvian nuevo soles.  The Company’s operations in the United States, Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Environmental Restrictions:  The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.  Certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements:  The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.  Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Limited Experience with Development-Stage Mining Operations:  The Company has limited experience in placing mineral resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks:  The mineral resource estimates included in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.  The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information.  There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.  The estimated resources described in this MD&A should not be interpreted as assurances of mine life or of the profitability of future operations.  Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience.  This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates.  Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites.  A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Enforcement of Civil Liabilities:  As substantially all of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

Mining Industry is Intensely Competitive:  The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive.  The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company.  The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters.  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers:  Investors in the Company’s common shares (“Common Shares”) that are U.S. taxpayers should be aware that the Company believes that it has been in prior years, and expects it will be in the current year, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If the Company is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company.  U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the Common Shares are “marketable stock” (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

Investments

International Tower Hill Mines Ltd.

During the nine month period ended July 31, 2009, the Company sold 1,413,800, and purchased 65,000, shares of International Tower Hill Mines Ltd. (“ITH”).  As at July 31, 2009 and as at the date of this MD&A, the Company held 3,495,800 common shares of ITH, representing approximately 6.2% of the issued and outstanding common shares of ITH.

Trevali Resources Corp.

As at July 31, 2009, the Company held 2,384,000 common shares of Trevali Resources Corp. (“Trevali”), representing approximately 6.5 % of the issued and outstanding common shares of Trevali, plus warrants to acquire an additional 692,000 common shares at $1.20 to $1.30 per share.

Wealth Minerals Ltd.

On June 2, 2009, the Company purchased 2,841,400 shares of Wealth Minerals Ltd. (“Wealth”) at $0.30 per share.  The Company held 9.4% of the Wealth issued and outstanding common shares as of July 31, 2009.

The Company does not have any present plans to dispose of any additional ITH shares or any Trevali and Wealth shares, however the Company will consider dispositions of such shares as an option to be considered should it become necessary to raise additional funding for the Company’s operations and other sources of financing are not available or are felt by the directors to be less advantageous or more costly.  The Company may add to its holdings of ITH, Trevali and Wealth common shares and warrants.

Nine months ended July 31, 2009 compared to nine months ended July 31, 2008

In the nine months ended July 31, 2009, the Company incurred a net income of $1,586,309 compared to a net loss of $9,553,696 for the nine month period ended July 31, 2008.  The following discussion explains the variations in the key components of these numbers.

The net income of $1,586,309 was largely a result of the non-refundable payments of $13,898,800 (USD 12,000,000) received from the sale of Pampa de Pongo property that have been recognized in other income, net of related property costs of $4,755,963 and transaction costs of $411,487, for a gain of $8,731,350 before applicable income taxes.  The Company also had a realized gain of $2,382,459 on the sale of 1,413,800 ITH shares.

The Company’s general and administrative costs totalled $4,860,303 compared to $5,847,501 in 2008.  The major expense categories involved in this decrease were consulting fees of $811,125 (2008 - $1,345,810) and salaries of $1,737,563 (2008 - $1,985,660).  The decrease in consulting fees and salaries are primarily due to the decrease in the recording of stock based compensation expense to consultants and employees in the amount of $249,477 (2008 - $984,486) and $289,587 (2008 - $1,061,072) respectively.

Investor relations expense of $489,873 (2008 - $745,204) decreased 34% compared to the previous period as a result of $186,915 recorded in the equivalent period in 2008 for stock based compensation compared to $Nil in the current period.  Office costs decreased 15% in the current period (2009 - $512,550; 2008 - $601,500) largely due to the savings in rent and the office expenditures through sharing arrangements with other companies.

During the period, the Company wrote off resource properties in the amount of $2,596,492 (the Chingolo and Huachi properties in Argentina), compared to $2,206,273 in the same period in 2008, as the Company continues to reduce its operations in Argentina.

In addition to purchasing 65,000 ITH shares at a cost of $198,349, the Company also purchased 1,384,000 units of Trevali at a cost of $1,100,500 and 2,841,400 shares of Wealth at a cost of $852,420.

Three months ended July 31, 2009 compared to the three months ended July 31, 2008

In the three months ended July 31, 2009 the Company had a net income of $4,391,074, compared to a net loss of $3,680,857.  This was primarily due to the other income of $8,731,350 recognized on the non-refundable payments of $13,898,800 (USD 12,000,000) received from the sale of Pampa de Pongo property.

The Company’s general and administrative costs for the period were $1,325,728 compared to $2,984,756 in 2008.  Consulting fees decreased 88% (2009 $122,223; 2008 - $1,002,731) and salaries decreased 66% (2009 - $437,193; 2008 - $1,277,324) due to the recording of stock based compensation of $984,486 and $936,462, respectively, in the comparative period, compared to $Nil in the current period.

The Company incurred a loss of $4,918 on its equity investment in IMM Gold Limited based upon its 15% share of that company’s operating losses during the current period.

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the past 8 quarters:

Fiscal 2009

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 7,131	$ 5,446	$ (135)
Gain on resource property transactions	-	-	8,731,350
Gain on sale of investment	660,103	1,722,356	-
Net income (loss)	(2,997,821)	(62,461)	4,391,076
Net loss per share	(0.05)	0.00	0.08
Comprehensive income (loss)	1,400,502	(671,416)	6,506,293

Fiscal 2008

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 3,593	$ 17,427	$ 14,721	$ 56,760
Gain on sale of investment	-	66,963	81,014	110,943
Net income (loss)	(1,788,629)	(3,834,843)	(3,744,818)	(6,461,372)
Net loss per share	(0.04)	(0.07)	(0.07)	(0.11)
Comprehensive income (loss)	(1,058,629)	(7,285,919)	(2,259,782)	(7,299,592)

Fiscal 2007

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 82,190	$88,649	$ 59,079	$ 1,104
Gain on sale of investment	1,818,236	-	-	-
Net income (loss)	6,903	(2,001,964)	(1,479,139)	(4,839,290)
Net income per share	0.01	(0.03)	(0.02)	(0.14)
Comprehensive income (loss)	566,903	(1,601,964)	(1,019,139)	(6,259,290)

Notes:

1)

There were no discontinued operations or extraordinary items in the periods under review.

1)

The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities, and the sale of investments the timing of which will vary with overall market conditions, and is therefore also difficult to predict.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements.  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties (as, for example, with the sale of the Pampa de Pongo project), although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s).  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

At the present time the Company does not contemplate that it will be necessary to institute any specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets.  The Company also anticipates that the current slow-down in the junior resource exploration sector may also serve to reduce the cost of external services such as drilling, helicopter support and expediting, as will reduce fuel costs.

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized on the Pampa de Pongo transaction this quarter, and that it will require additional financing to fund further exploration of current mineral properties, to acquire additional mineral properties and to continue its operations (including general and administrative expenses) beyond the second quarter of 2010.  While it anticipates that such funding will come from the proceeds of the sale of the Pampa de Pongo property in Peru to Hongda and believes that there is a reasonable possibility that the sale will complete as provided for in the Sale Agreement, there remains the possibility that the sale may not complete as presently structured or at all.  This may occur due to, among other reasons, the inability of Hongda to secure the appropriate Chinese governmental consents to complete the transaction (in which process the Company is not involved and over which it has no control) or a significant decline in the price of iron ore on the world market.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of outstanding options or warrants or the sale of some or all of its investment in ITH, Trevali and Wealth) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  There is significant uncertainty that the Company will be able to secure any additional financing in the current equity markets – see “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

As at July 31, 2009, the Company reported cash and cash equivalents of $7,771,734 compared to $1,288,840 as at October 31, 2008.  The change in cash is comprised of funds provided from investing activities of $12,155,632 (principally from the proceeds of the Pampa de Pongo transaction), and financing of $164,250, offset by $5,836,988 of cash used in operations.  As at July 31, 2009, the Company had working capital of $7,829,770, compared to working capital of $2,436,330 at October 31, 2008.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Peru and Argentina, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

	2009	2008
Professional fees	$ 87,607	$ 66,206
Consulting fees	$ 67,500	$ 67,500

At July 31, 2009, there was $30,100 (October 31, 2008 - $7,700) included in accounts payable and accrued liabilities. Professional fees include amounts paid to a law firm of which a director is a shareholder. Amounts due from related parties are comprised as follows:

		July 31, 2009	October 31, 2008 (audited)
Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date	Due date, if applicable
Trevali Resource Corp.	December 31, 2009	$ 240,900	$ 232,133
Wealth Minerals Ltd.	November 30, 2009	996,148	52,335
Dorato Resources. Inc.	December 31, 2009	27,079	392,696
Secured promissory note, LIBOR plus 5% per annum, due the earlier of 30 days after demand or the due date
Trevali Resource Corp.	December 31, 2009	1,000,000	-

IMMG (note 5 and below)		468,099	311,237
Others		46,347	98,160

		$ 2,778,573	$ 1,086,561

Amounts due from related parties (principally Trevali Resources Corp. and Wealth Minerals Ltd.) are unsecured, represented by grid promissory notes, bear simple interest at one (1%) percent (commencing December 1, 2008) and are repayable on the earlier of November 30, 2009 (Wealth) or December 31, 2009 (Trevali) and 30 days after demand.  Interest accrued to July 31, 2009 amounted to $5,837.

The Company recovered $557,626 during the period ended July 31, 2009 (2008 - $56,940) in rent and administration costs from Wealth Minerals Ltd., International Tower Hill Mines Ltd., Dorato Resources Inc., Indico Resources Ltd., Trevali Resources Corp. and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Mr. Stephan Fitch, a director of the Company, is a director and significant shareholder of a private company which is the major shareholder (67%) of IMM.  The Company has a 15% interest in IMMG, a subsidiary of IMM, and has the option to acquire an additional 15% interest by issuing 1,000,000 common shares prior to December 31, 2009 (see note 5).  This transaction was approved by the Company’s audit committee and board of directors (other than Mr. Fitch, who abstained from voting in each case).

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Minera Koripampa del Peru S.A. (“Koripampa”), for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March 2007), which has been expensed to consulting fees.  Mr. Ballon became President of Cardero Peru in April 2006.  Accordingly, Mr. Ballon is a related party with respect to the Company.  Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements with either Koripampa or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon.  Such property transactions include those with respect to the Carbonera and Daniella Properties, the Pampa de Pongo Property, the Katanga Property and the Corongo Property.

The presidents of MMC and Cardero Argentina provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies since November 1, 2008, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, resource related investments and payables.  The carrying values of the Company’s financial instruments approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at July 31, 2009 was $7,771,734 of which $149,683 was held in Mexican, Argentinean and Peruvian currencies.

The Company’s receivables and payables at July 31, 2009 were normal course business items that are settled on a regular basis.  The Company’s investments in ITH, Trevali and Wealth are carried at quoted market value or an estimate thereof, and are classified as “available for sale” for accounting purposes, while marketable securities are classified as “held for trading” for accounting purposes.  The intrinsic value represented by the share purchase warrants of ITH (prior to the exercise thereof) was carried at quoted market value (or an estimate thereof). All other share purchase warrants were “out of the money”, and therefore without intrinsic value.  These investments are classified as a derivative financial instruments, changes to the fair value of which are included in net income.  The Company has no current plans to dispose of any significant portion of its investments in ITH, Trevali or Wealth, but may determine to do so if necessary to raise funds for its ongoing operations.

MATERIAL PROCEEDINGS

The Company is not a party to any material proceedings.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting means a process designed by, or under the supervision of, the Company’s certifying officers, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP and includes those policies and procedures that:

(a)

pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)

are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company’s GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(c)

are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period beginning on November 1, 2008 and ended on July 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at September 10, 2009)

1.

Authorized and Issued capital stock:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	58,543,477	$70,002,836

2.

Options Outstanding:

Number	Exercise Price	Expiry Date
350,000	$1.91	October 3, 2009
500,000	$1.50	January 16, 2010
2,000,000	$2.04	July 21, 2010
1,200,000	$2.18	August 8, 2010
575,000 225,000	$1.16 $1.39	December 9, 2010 April 9, 2011
4,850,000

3.

Warrants/Agent’s warrants Outstanding:

Number	Exercise Price	Expiry Date
3,628,000	$1.50	March 1, 2010
675,100	$1.35	March 1, 2010
4,303,100

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.